

Mail Stop 3720

October 15, 2015

Gregory Dangler
President, Chief Financial Officer and Secretary
RMR Industrials, Inc.
9595 Wilshire Boulevard, Suite 310
Beverly Hills, California 90212

> **Re: RMR Industrials, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 9, 2015**
> **File No. 333-205416**

Dear Mr. Dangler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that your offering now consists of shares and warrants individually rather than as units. However, if the common stock and warrants must be purchased together, they must be offered as units, and the units must be registered. This is true even if the underlying common stock and warrants immediately trade separately.

Revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. The pricing table on the prospectus cover page should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2.   We note that this offering is no longer being underwritten. Please revise to include a plan of distribution, including the exemption claimed by the officers who will participate in the offering. Clarify on the cover page and in the plan of distribution the circumstances under which you may engage broker-dealers. In addition, check the box on the registration statement cover page indicating that this offering is being conducted pursuant to Rule 415.

Cautionary Statement Regarding Forward-Looking Statements, page 18

3.   Because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please remove the reference to the safe harbor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Mark Lee, Esq.
        Greenberg Traurig